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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                          DOMINICK'S SUPERMARKETS, INC.
             (Exact name of registrant as specified in its charter)

                                     1-12353
                            (Commission File Number)

                               505 RAILROAD AVENUE
                            NORTHLAKE, ILLINOIS 60164
                                 (708) 562-1000
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                NON-VOTING COMMON STOCK, PAR VALUE $.01 PER SHARE
            (Title of each class of securities covered by this Form)

                                      NONE
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) of 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)               [X]

Rule 12g-4(a)(1)(ii)              [ ]

Rule 12g-4(a)(2)(i)               [ ]

Rule 12g-4(a)(2)(ii)              [ ]

Rule 12h-3(b)(1)(i)               [X]

Rule 12h-3(b)(1)(ii)              [ ]

Rule 12h-3(b)(2)(i)               [ ]

Rule 12h-3(b)(2)(ii)              [ ]

Rule 15d-6                        [ ]

Approximate number of holders of record as of the certification or notice date:

         Common Stock      -  1

         Non-Voting Common Stock-  1

Safeway Inc. ("Safeway") is the sole holder of record of the securities listed above as of the date hereof pursuant to the merger of Windy City Acquisition Corp., a wholly-owned subsidiary of Safeway, with and into Dominick's Supermarkets, Inc. ("Dominick's") which was consummated on November 19, 1998.
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Pursuant to the requirements of the Securities Exchange Act of 1934, Dominick's
has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                        DOMINICK'S SUPERMARKETS, INC.


                                        BY:     /s/ MARK HUSSEY
                                             -------------------------
                                             Name:  Mark Hussey
                                             Title: Vice President-
                                                    Division Financial Officer


DATE:  November 20, 1998